As filed with the Securities and Exchange Commission on November 17, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                       November 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 18 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 3 of 18 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 4 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 5 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 6 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,685,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,685,845
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,685,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,844,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,844,268
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,644,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,644,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,075,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,075,887
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 18 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 18 Pages

Explanatory Note: This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2006 (the “Initial 13D”) as amended and supplemented by Amendment No. 1 to the Initial 13D filed with the Commission on August 23, 2006, Amendment No. 2 to the Initial 13D filed with the Commission on September 21, 2006 and Amendment No. 3 to the Initial 13D filed with the Commission on November 14, 2006 and relates to the Ordinary Shares, par value 3 1/3 pence each (the “Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the "Issuer").

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne”);
(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);
(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward J. Bramson, a citizen of the United Kingdom (“Bramson”).
Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

On November 17, 2006, the Reporting Persons delivered to the Issuer a requisition for an extraordinary general meeting (“EGM”) of the shareholders of the Issuer to allow shareholders to

CUSIP No. G83562101	Page 12 of 18 Pages

vote on a proposal to add nominees of the Reporting Persons to the Issuer’s Board of Directors and make certain other changes in the composition of the current Board. Further information regarding the background and details of this proposal are set forth below.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive turnaround investment opportunity. In the eighteen months leading up to July 31, 2006, following which the Reporting Persons significantly increased their purchases of the Shares, the Issuer’s Share price declined by 57% from 78.75p to 33.5p. In that same period, the Issuer’s Share price underperformed in relation to other companies in its market sector by more than 40%. Since July 31, 2006, and the Reporting Persons’ subsequent disclosure of a notifiable interest in the Shares, the Issuer’s Share price has increased 73% to 58p as of November 16, 2006.

Based on Sherborne’s extensive experience in turnaround investment situations, the Reporting Persons believe that opportunities may exist to achieve significant operational improvements at the Issuer, primarily in its North American operations, which represent approximately 67% of its consolidated sales revenues. If achieved, such improvements would benefit all shareholders of the Issuer through potential appreciation in the Issuer’s Share price.

On November 10, 2006, Edward Bramson, a principal of Sherborne, met with John Weston, Chairman of the Board of Directors of the Issuer, to discuss, among other things, the possibility of adding representatives of the Reporting Persons to the Issuer’s Board of Directors. At the meeting, Mr. Bramson indicated that, as the Reporting Persons collectively had recently become the Issuer’s largest shareholders, it would be appropriate to add representatives of the Reporting Persons to the Issuer’s Board of Directors. Sherborne proposed that three members of the current Board of Directors resign (including the Chairman and two additional members to be named by the Issuer’s Board of Directors) and that four qualified persons be appointed (including Mr. Bramson as Chairman and three others to be named by the Reporting Persons). Mr. Bramson indicated that, while Sherborne strongly believes that appointing a Sherborne representative as Chairman is essential in order to effectively monitor and, if necessary, assist in the Issuer’s operational turnaround, there might be scope to discuss the balance of its proposal with the Board. Mr. Bramson further indicated that Sherborne believes it has broad support for its proposals among leading institutional holders of the Issuer’s Shares. After discussion, Mr. Weston agreed to discuss Sherborne’s proposals with other members of the Board.

On November 14, 2006, the parties met to discuss Sherborne’s proposals further. The Issuer acknowledged that there was substantial support among the shareholders whom the Issuer had contacted for a proposal to provide Sherborne with representation on the Issuer’s Board. However, the Issuer rejected Sherborne’s proposals and offered instead to appoint two persons to be named by the Reporting Persons to the Board, including Mr. Bramson as Deputy Chairman and one other who, if qualified, would become Chairman of the Audit Committee. Sherborne indicated that a significant number of shareholders believe that any proposal for a reconstituted Board should provide for a number of new Directors offering a fresh perspective and include the appointment of a new Chairman. Sherborne further indicated it would be willing to continue discussions regarding the composition of the Board if the current Chairman was willing to resign. Subsequently, the Issuer advised that this proposal was unacceptable to the Board and that the Board was unwilling to appoint a Sherborne representative as the Chairman.

CUSIP No. G83562101	Page 13 of 18 Pages

On November 15, 2006, the Issuer issued a press release via an RNS formally rejecting Sherborne’s proposals, and at the date of this Amendment, no agreement regarding representation by the Reporting Persons on the Issuer’s Board has been reached.

Accordingly, on November 17, 2006, Sherborne delivered to the Issuer pursuant to Section 368 of the United Kingdom Companies Act of 1985 a requisition signed in three counterparts by shareholders of the Issuer (including the Reporting Persons) who hold approximately 25% of the Issuer’s issued ordinary share capital requesting that an EGM of the Issuer’s shareholders be called for the purpose of voting on a motion to remove Messrs. Weston, Given and Frank D’Alessio as Chairman and non-executive directors, respectively, from the current Board and to appoint four persons including Mr. Bramson and Mr. Gerard Eastman as representatives of Sherborne, and Mr. Ian Brindle and Mr. Alex Walker, as non-executive directors (collectively, the “Nominees”). The reconstituted Board would therefore include four Sherborne Nominees and five current directors of the Issuer.

On November 17, 2006, Edward Bramson, a principal of Sherborne, sent a letter to Mr. Marcus Beresford, a non-executive director of the Issuer, regarding the Reporting Persons request for an EGM of the Issuer. The letter is attached hereto as Exhibit 2.

Mr. Brindle is the Deputy Chairman of the U.K. Financial Reporting Review Panel and a former Chairman of PricewaterhouseCoopers. He also serves as senior independent non-executive Director of 4imprint plc and non-executive Director of Elementis Group plc, publicly-traded issuers in which Sherborne or its predecessors previously led successful operational turnarounds. Mr. Walker is retired chief executive officer of Yule Catto & Co., plc and currently serves as a non-executive Director of Rotork plc.

The Reporting Persons currently intend to solicit the support of other shareholders of the Issuer for the election of their Nominees at the EGM. If appointed or elected to the Issuer’s Board, the Nominees intend to work actively with other members of the Issuer’s Board and management to take steps to substantially improve the operational performance of the Issuer and to enhance shareholder value. Adoption of the proposal at the EGM requires the affirmative vote of holders of a majority of the Shares present and voting at the meeting.

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to

CUSIP No. G83562101	Page 14 of 18 Pages

hold their existing position in the Shares for investment.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or members of the Board of Directors of the Issuer concerning the business, operations and strategic direction and composition of the Board of Directors of the Issuer, communicating with other shareholders of the Issuer, continuing to pursue the requisitioning of an EGM, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The aggregate percentage of Shares reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment is based upon 887,000,064 shares issued and outstanding as reported by the Issuer’s press release dated November 16, 2006. Managing Member, as the managing member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne, as the general partner of the Managing Member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne Management LP, as the investment manager to the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne Management GP, as the general partner of the investment manager, is deemed the indirect beneficial owner of 130,250,000 Shares.

The information contained in Items 7 through 11 and Item 13 of each Cover Page to this Amendment is incorporated herein by reference.

CUSIP No. G83562101	Page 15 of 18 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Joint Filing Agreement, dated August 24, 2006*s
2.

Letter, dated November 17, 2006, from Edward Bramson, a principal of Sherborne Investors GP, LLC, to Mr. Marcus Beresford, a non-executive director of Spirent Communications plc, regarding the Reporting Persons request for an extraordinary general meeting of Spirent Communications plc.

______________________

*	Previously filed on September 21, 2006 with Amendment No. 2 to the Initial Schedule
13D.

CUSIP No. G83562101	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 2006

SHERBORNE INVESTORS LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP,
LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 17 of 18 Pages

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:    SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:    SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:    SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 18 of 18 Pages

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By:    SHERBORNE INVESTORS GP, LLC, its
general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

EDWARD BRAMSON

/s/ Edward Bramson

Edward Bramson

EXHIBIT 2

November 17, 2006

Mr. Marcus Beresford

Spirent Communications plc

Spirent House

Crawley Business Quarter

Fleming Way

Crawley West Sussex

RH10 9QL

United Kingdom

Dear Marcus:

You will by now have received notice that we and certain other shareholders are requesting an extraordinary general meeting of shareholders to vote on proposed changes to the board.

We have discussed with you our position on the chairmanship at length. With respect to the proposals to remove Messrs. Given and D’Alessio from the board I would like to reiterate that our reason for selecting them is simply that their terms as directors are expiring at the next annual meeting. Accordingly, we are not implying any criticism of these gentlemen but simply proposing something that seems expedient in current circumstances.

As a courtesy, I am attaching a filing on Form 13D that we have today made with the Securities and Exchange Commission relating to our requisition of the shareholder meeting.

Please feel free to contact me at any time.

Yours sincerely,

/s/ Edward Bramson

Edward Bramson

Enc.